United States securities and exchange commission logo





                             September 30, 2020

       Tigran Sinanyan
       Chief Financial Officer
       MediaAlpha, Inc.
       700 South Flower Street, Suite 640
       Los Angeles, CA 90017

                                                        Re: MediaAlpha, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
17, 2020
                                                            CIK No. 0001818383

       Dear Mr. Sinanyan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Financial statements and basis of presentation, page ii

   1. We note your responses to prior comments 5 and 7, including the fact that you identified
                                                        Intermediate Holdco as
the accounting acquirer and your disclosure on page ii that you determined not to
include its historical financial statements in your filing because at the time it is contributed
to you in the offering reorganization, its only assets will be the
                                                        Class A-1 units of QL
Holdings LLC and certain deferred tax assets and liabilities. Please provide us your
analysis, including the specific guidance you relied upon, when determining that
Intermediate Holdco's historical financial statements are not required to be included.
 Tigran Sinanyan
FirstName  LastNameTigran  Sinanyan
MediaAlpha,  Inc.
Comapany 30,
September  NameMediaAlpha,
               2020          Inc.
September
Page 2     30, 2020 Page 2
FirstName LastName
Summary consolidated financial and operating data
Other financial and operational data, page 24

2. We note your updated tabular presentation of Other financial and operational data. Please revise this table to present GAAP Gross profit and GAAP Gross margin with equal or greater prominence to avoid placing undue prominence on Contribution and Contribution
         Margin. Additionally within the tabular reconciliation under footnote
(2), provide GAAP
         Gross margin prior to your disclosure of Contribution Margin. Refer to
         Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the
Division   s Compliance
         and Disclosure Interpretations for Non-GAAP Financial Measures.
Risk Factors
Risks related to being a public company
We have identified material weaknesses in our internal control over financial reporting....., page
54

3. You disclose that the second material weakness you identified resulted in the restatement of the financial statements of QL Holdings LLC for the year ended December 31, 2019.
         Based on your disclosures in the audited financial statements of QL Holdings LLC and subsidiaries beginning on page F-1, you also restated the consolidated financial statements of QL Holdings LLC and subsidiaries for the year ended December 31, 2018 in conjunction with the identification of the second material weakness. Please revise your disclosure accordingly.
Management's discussion and analysis of financial condition and results of operations
Key business and operating metrics
Contribution and Contribution Margin, page 105

4. We note your response to prior comment 9 and understand that you do not present GAAP
         Gross profit on the face of your Consolidated statements of operations. However, considering that the amount calculated as revenue less cost of revenue is equal to GAAP
         gross profit, please rename the line item    Subtotal    throughout
your prospectus as    Gross
         profit   . Your disclosure should indicate that Gross profit is the most directly comparable
         GAAP measure to Contribution.
Business
Our Platform
We connect insurance companies with websites where consumers shope for insurance, page 131

5. We note your response to prior comment 13, including disclosure of how the average cost-
         per-click for your high-quality auto insurance partners in your platform for the twelve month period ended June 30, 2020 of approximately $37 is calculated and that you compare this measure to the average search engine cost-per-click in the broader insurance industry from 2019-2020 of $19. Tell us and enhance your disclosure to explain why it is
 Tigran Sinanyan
MediaAlpha, Inc.
September 30, 2020
Page 3
      appropriate to compare an auto insurance specific measure to a broader non-auto insurance industry measure. Additionally, disclose the quantitative information utilized to calculate the average cost-per-click for your high-quality auto insurance partners in your platform for the twelve month period ended June 30, 2020 of approximately $37.
        You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474
if you have questions regarding comments on the financial statements and related matters.
Please contact David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any other questions.



                                                           Sincerely,
FirstName LastNameTigran Sinanyan
                                                           Division of
Corporation Finance
Comapany NameMediaAlpha, Inc.
                                                           Office of Finance
September 30, 2020 Page 3
cc:       C. Daniel Haaren, Esq.
FirstName LastName